                                 EXHIBIT 99.1

                            AMSOUTH BANCORPORATION
                             Notice of Redemption
         7-1/2% Convertible Subordinated Debentures Due August 1, 2001

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                   CONVERSION PRIVILEGE EXPIRES AT 5:00 P.M.                 +
+                  (CENTRAL DAYLIGHT TIME) ON JULY 31, 1996                   +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

     NOTICE IS HEREBY GIVEN that at 5:00 p.m. on August 1, 1996 (the "Redemption Date"), pursuant to Section 3.01 of the Indenture dated as of August 31, 1981, as supplemented by the First Supplemental Indenture dated as of August 30, 1985 (as so supplemented, the "Indenture") between AmSouth Bancorporation (the "Company") as successor by merger to FirstGulf Bancorp (previously First Bancgroup - Alabama, Inc.) and AmSouth Bank of Alabama (previously AmSouth Bank N.A.), as Trustee (the "Trustee"), successor by merger to The First National Bank of Mobile, the Company will redeem all of its outstanding 7-1/2% Convertible Subordinated Debentures Due August 1, 2001 (the "Debentures"), at a redemption price equal to the par value of each Debenture so redeemed, plus accrued interest of $3.75 per $100 in principal amount of the Debentures from February 1, 1996, to the Redemption Date, for a total of $103.75 for each $100 principal amount of Debentures (the "Redemption Price"). The Redemption Price will be due and payable on each $100 principal amount of Debentures on the Redemption Date (unless the Debentures are converted as described below). From and after the Redemption Date, interest thereon shall cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price, without further interest thereon from and after the Redemption Date, upon surrender of their Debentures.

                ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

     Prior to 5:00 p.m. (Central Daylight Time) on July 31, 1996, holders of Debentures may elect to convert their Debentures into one or any combination of the following:

     1. Common Stock. Debentures may be converted into the Company's Common Stock, $1.00 par value per share (the "Common Stock"), at a ratio of 17.18199 shares of Common Stock for each $100 principal amount of Debentures.

     2. Cash. Debentures may be converted into cash in the amount of $170.91 for each $100 principal amount of Debentures.

     3. Notes. Debentures may be converted into the Company's 12% Installment Notes, Series 1996 (the "Notes"), as described in the accompanying Prospectus dated ___, 1996 in the principal amount of $170.91 for each $100 principal amount of Debentures; provided, however, no Note will be issued in a principal amount less than $5,000.

     Under the terms of the Indenture, no interest will be paid on Debentures converted into Common Stock, Notes or cash for the period from February 1, 1996, to August 1, 1996. The regular August 1, 1996, interest payment is included in the Redemption Price for Debentures not converted.

     Instructions on presentation of Debentures for conversion or redemption are given in the accompanying Letter of Transmittal.

     In order to be converted as described above, the Debentures must be presented, surrendered and received before 5:00 p.m. (Central Daylight Time) on July 31, 1996, by AmSouth Bank of Alabama at the following location:

     By Mail:  AmSouth Bank of Alabama
               Corporate Securities Services
               P. O. Box 11426
               Birmingham, AL  35202

     By Hand:  AmSouth Bank of Alabama
               Corporate Securities Services
               1901 Sixth Avenue North
               Suite 720
               Birmingham, AL  35203

     Phone Number:  (205) 581-7566

     Fax Number:    (205) 581-7661

     The method of delivery is at the option and risk of the holder but, if mail is used, it is recommended that registered mail with return receipt requested, properly insured, be used as a prevention against loss. If conversion is being requested, certificates evidencing Debentures should be mailed, together with a Letter of Transmittal, sufficiently in advance of July 31, 1996 to permit delivery to the Trustee on or before such date.

     For the convenience of holders of Debentures, a form of Letter of Transmittal, which may be used for forwarding Debentures for conversion or for redemption by the Company, has been mailed to each record holder of Debentures and to nominees for holders of Debentures to be forwarded to each holder with a copy of this notice, together with a copy of the Prospectus dated _______, 1996, relating to the Common Stock and the Notes. Additional copies of the form of Letter of Transmittal and the Prospectus may be obtained from AmSouth Bank of Alabama, Corporate Securities Services, at the addresses listed above.

     THE CLOSING PRICE OF THE COMMON STOCK ON THE NEW YORK STOCK
EXCHANGE ON JUNE 19, 1996 WAS $37.125 PER SHARE. AT SUCH PRICE PER SHARE, THE HOLDER OF $100 PRINCIPAL AMOUNT OF DEBENTURES WOULD RECEIVE, UPON CONVERSION, COMMON STOCK HAVING AN AGGREGATE MARKET VALUE OF APPROXIMATELY $637.88. SUCH VALUE IS SUBJECT TO CHANGE DEPENDING ON CHANGES IN THE MARKET PRICE OF THE COMMON STOCK. AS LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $6.04 PER SHARE, HOLDERS OF DEBENTURES WHO CONVERT THEIR DEBENTURES INTO COMMON STOCK WILL RECEIVE COMMON STOCK HAVING A GREATER MARKET VALUE (WITHOUT TAKING INTO CONSIDERATION SALES EXPENSE) THAN THE CASH WHICH THEY WOULD RECEIVE UPON REDEMPTION.

     AS LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $9.95 PER SHARE, HOLDERS OF DEBENTURES WHO CONVERT THEIR DEBENTURES INTO COMMON STOCK WILL RECEIVE COMMON STOCK HAVING A GREATER MARKET VALUE (WITHOUT TAKING INTO CONSIDERATION SALES EXPENSE) THAN EITHER THE CASH RECEIVABLE UPON CONVERSION OR THE PRINCIPAL AMOUNT OF THE NOTES RECEIVABLE UPON CONVERSION.

     Please be sure to read and follow the instructions in the Letter of Transmittal.

     If there are any questions concerning this matter, please contact AmSouth Bank of Alabama at (205) 581-7566.


     AmSouth Bancorporation

                                       3